SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 29, 2004

Interactive Multimedia Network, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-24189	65-0488983
(State or Other Jurisdiction of Incorporation or Organization)	**(Commission File Number)**	**(I.R.S. Employer Identification Number)**

3163 Kennedy Boulevard, Jersey City, New Jersey	07306
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (201) 217-4137

(Former Name or Former Address if Changed Since Last Report)

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a) (1) Previous Independent Accountant

(i)   On June 1, 2004 the Registrant's independent auditor, Mark Cohen, C.P.A. ("Cohen"), resigned as its independent auditor.

(ii)   The accountant's reports of Cohen as of and for the years ended March 31, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, but were qualified as to the uncertainty of the Company's ability to continue as a going concern.

(iii)   The Board of Directors has accepted the resignation of Cohen.

(iv)   During the tenure of Cohen's providing auditing services for the Company there were no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

(v)   Cohen has not advised the Company of any reportable events as defined in paragraph (A) through (D) of Regulation S-K Item 304 (a) (1) (v).

(2) New Independent Accountants

Interactive Multimedia Network, Inc. has engaged Michael Albanese as its independent auditors to provide the requisite audit services for the Company. This firm commenced its engagement effective June 20, 2004 as requested and approved by the Company's Board of Directors. At the time of reporting there has been no need to consult the new auditor on any matters relating to Item 304 (2)(i) or any events as defined in paragraph (A) through (D) of Item 304 (2)(ii). The Registrant did not consult with Michael Albanese on any matter at any time prior to the engagement.

(3) See attached letter from Cohen.

(b)   No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

16.1   Letter by the former independent accountant in connection with the disclosure under Item 4 of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERACTIVE MULTIMEDIA NETWORK, INC.
(Registrant)

By: /s/ Richard Verdiramo

_____
Richard Verdiramo
CEO

Dated: June 29, 2004

MARK COHEN C.P.A.

1772 East Trafalgar Circle
Hollywood, FL 33020
(954) 922-6042

June 29, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

I have read Item 4 of Form 8-K dated June 29, 2004, of Interactive Multimedia Network, Inc. and I am in agreement with the statements contained in Item 4(a) therein. I have no basis to agree or disagree with other statements of the registrant contained therein.


Mark Cohen, CPA

/s/ Mark Cohen
Mark Cohen, C.P.A.